10/31

10/31

08032796

SECUR... ...SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
OCT 28 2008
Washington, DC
110

SEC FILE NUMBER
8-49944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 AND ENDING June 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2010 Hancock Street Second Level
(No. and Street)

San Diego California 92110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rod P. Michel 619-325-2620 #6380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North Suite 500 San Diego, CA. 92108
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 06 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ro(lnev P. Michel, swear (or affirm) that, to the best of my kno..ledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wor..d Trade Financial Corporation, as of J:ne 30, 2008, are true and correct. I further swear (or affirm) that neither he company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classifi l solely as that of a customer, except as follows:

Signature

President

Title

See attached

Notary Public

This r port ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***Fo conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of October (Month), 20 08 (Year), by

(1) Rodney P. Michel (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) XXXXXXXXXX (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

CHRISTOPHER D. ROTH
Commission # 1735339
Notary Public - California
San Diego County
MyComm. Expires Mar 30, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

EXHIBIT B

FINRA™

Financial Industry Regulatory Authority

October 24, 2008

Rodney P. Michel
President
World Trade Financial Corporation
2010 Hancock Street
2nd. Floor
San Diego, California 92110

RE: World Trade Financial Corporation
Annual Audit Filing Deficiency

Dear Mr. Michel:

FINRA is in receipt of the June 30, 2008 annual filing of audited financial statements for World Trade Financial Corporation made pursuant to Securities and Exchange Commission Rule 17a-5(d) (hereinafter "the Rule"). However, this audit report, as submitted, is deficient with regard to the Oath or Affirmation. The Oath or Affirmation is dated as of August 7, 2008; however, it should be dated as of June 30, 2008, the date of the financial statements.

Based on the above referenced deficiencies, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the FINRA/NASD Manual under the section styled "*SEC Rules & Regulation T*." We suggest that you review the manual and associated text with your independent accountant.

Pursuant to the provisions of FINRA/NASD Procedural Rule 8210, we request that you immediately send one copy of each of the items listed above to this office and your SEC Regional and Washington, DC Offices. Please note that your submissions must include a newly completed Annual Audit Report Form X-17A-5 Part III Facing Page, with relevant signatures, a copy of which is enclosed for your convenience.

Please respond to this matter no later than November 7, 2008. Should you have any questions with regard to the foregoing, please do not hesitate to contact Heidi Udagawa, Principal Examiner at (213) 613-2631.

Sincerely,

Colleen Diles
Examination Manager

CC: SEC Pacific Regional Office
Attn: Cindy Wong
5670 Wilshire Boulevard, 11th. Floor
Los Angeles, CA 90036

PKF
2020 Camino Del Rio North, Suite 500
San Diego, CA 92108

EXHIBIT A

END

World Trade Financial Corporation
October 27, 2008